UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
The Middleton Doll Company
(Name of Issuer)
The Middleton Doll Company
(Name of Persons Filing Statement)
Common Stock, 6-2/3 cents par value per share
Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
(Title of Class of Securities)
59669P102
59669P201
(CUSIP Number of Class of Securities)
Salvatore L. Bando
President and Chief Executive Officer
N22 W23977 Ridgeview Parkway, Suite 700
Waukesha, Wisconsin
53188-1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)
With copies to:
Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Ave.
Milwaukee, WI 53202-5306
Tel. No.: (414) 271-2400
This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$51,279	$3

(1)	Calculated solely for purposes of determining the filing fee. This amount assumed the acquisition of approximately 102,558 shares of Common Stock for $0.50 in cash per share on a pre-split basis in lieu of fractional shares to holders of less than 1 share after the proposed reverse stock split.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00003930 multiplied by the total Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

     This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3” or the “Transaction Statement”) is filed on behalf of The Middleton Doll Company, a Wisconsin corporation (the “Company”), and relates to a proposal to the Company’s shareholders to approve a 1,000-for-1 reverse stock split of the outstanding shares of the Company’s common stock.
     Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Exchange Act of 1934, as amended, relating to a special meeting of shareholders of the Company, at which, among other things, the shareholders will consider and vote upon a proposal for a 1,000-for-1 reverse stock split. A copy of the Proxy Statement is incorporated into this Transaction Statement as Exhibit (a)(1).
     The information contained in the Proxy Statement, including all appendices thereto, is incorporated by reference herein in response to all items of information required to be included in, or covered by, this Transaction Statement.
Item 16. Exhibits.
Item 1016 of Regulation M-A:

(a)(1)	Preliminary proxy statement for the special meeting of the shareholders of the Company, incorporated herein by reference to the Schedule 14A filed with the Commission on September 29, 2008.

(a)(2)	Preliminary copy of proxy card filed with the Commission together with the Proxy Statement.

(a)(3)	Preliminary copy of proxy notice filed with the Commission together with the Proxy Statement.

(a)(4)	Press Release dated September 29, 2008 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 29, 2008 and incorporated herein by reference).

(b)	Not applicable.

(c)(1)	Opinion of Donnelly Penman & Partners (attached as Annex A to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation materials, dated as of September 2008, prepared by Donnelly Penman & Partners.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 29, 2008

THE MIDDLETON DOLL COMPANY
By:	/s/ Craig R. Bald
Craig R. Bald
Chief Financial Officer, Vice President Finance, Secretary and Treasurer

Exhibit Index

Exhibit No.	Description
(a)(1)	Preliminary proxy statement for the special meeting of the shareholders of The Middleton Doll Company, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2008 (the “Proxy Statement”).

(a)(2)	Preliminary copy of proxy card filed with the Commission together with the Proxy Statement.

(a)(3)	Preliminary copy of proxy notice filed with the Commission together with the Proxy Statement.

(a)(4)	Press Release dated September 29, 2008 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 29, 2008 and incorporated herein by reference).

(b)	Not applicable.

(c)(1)	Opinion of Donnelly Penman & Partners (attached as Annex A to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation materials, dated as of September 2008, prepared by Donnelly Penman & Partners.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.